    As filed with the Securities and Exchange Commission on October 9, 1996

                                                      Registration No. 333-13497

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ---------------

                             PATTERSON ENERGY, INC.
               (Exact name of registrant as specified in charter)

              Delaware                                  75-2504748
   (State or other jurisdiction of         (I.R.S. Employer Identification No.)
   incorporation or organization)

                              4510 Lamesa Highway
                             Snyder, Texas   79549
                                 (915) 573-1104

  (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                               Cloyce A. Talbott
                              4510 Lamesa Highway
                             Snyder, Texas   79549
                                 (915) 573-1104

     (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                            Thomas H. Maxfield, Esq.
                               Baker & Hostetler
                          303 East Seventeenth Avenue
                                   Suite 1100
                            Denver, Colorado   80203

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier
effective registration statement for the same offering.   [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]





     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                             PATTERSON ENERGY, INC.

                             CROSS-REFERENCE SHEET


                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                           FORM S-3 ITEM
                        NUMBER AND CAPTION                                    LOCATION IN PROSPECTUS
                        ------------------                                    ----------------------
 1.    Forepart of the Registration Statement and Outside
         Front Cover Page of Prospectus  . . . . . . . . .    Facing Page; Cross-Reference Sheet, Outside Front
                                                                Cover Page
 2.    Inside Front and Outside Back Cover Pages of
         Prospectus  . . . . . . . . . . . . . . . . . . .    Inside Front Cover Page of Prospectus; Incorporation
                                                              of Certain Documents by Reference

 3.    Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges   . . . . . . . . . . .    Risk Factors, The Company

 4.    Use of Proceeds . . . . . . . . . . . . . . . . . .    Use of Proceeds

 5.    Determination of Offering Price . . . . . . . . . .    Not Applicable

 6.    Dilution  . . . . . . . . . . . . . . . . . . . . .    Not Applicable

 7.    Selling Security Holders  . . . . . . . . . . . . .    Selling Stockholders

 8.    Plan of Distribution  . . . . . . . . . . . . . . .    Plan of Distribution

 9.    Description of Securities to be Registered  . . . .    Not Applicable

 10.   Interests of Named Experts and Counsel  . . . . . .    Not Applicable

 11.   Material Changes  . . . . . . . . . . . . . . . . .    Recent Merger Acquisition

 12.   Incorporation of Certain Information by Reference .    Incorporation of Certain Documents by Reference

 13.   Disclosure of Commission Position on Indemnification
       for Securities Act Liabilities  . . . . . . . . . .    Not Applicable

PROSPECTUS


                                 258,077 SHARES

                             PATTERSON ENERGY, INC.

                                  COMMON STOCK


    Patterson Energy, Inc., a Delaware corporation (the "Company"), is registering for possible future resale, from time to time, by the holders thereof (the "Selling Stockholders"), 258,077 shares (the "Shares") of the Company's common stock, $0.01 par value (the "Common Stock"). Of the total Shares, 133,077 shares are currently outstanding and the remaining 125,000 Shares are issuable upon exercise of options previously granted by the Company. None of the 125,000 shares may be sold hereunder until such time as the related option has been exercised and the exercise price for such Shares paid to the Company by the optionholder. See "Selling Stockholders." As a part of the issuance of certain of the Shares, the Company granted registration rights to certain of the Selling Stockholders. Pursuant to the terms of these registration rights, the Company is obligated to pay all fees and expenses incurred by it incident to this offering. It is estimated that such fees and expenses will be approximately $16,000. The Company intends to keep the Registration Statement, of which the Prospectus is a part, effective for a period of no longer than nine months from the date of this Prospectus. The Company will not receive any proceeds from the sale of the Shares.



    The Common Stock is traded on the Nasdaq National Market under the symbol "PTEN." On October 8, 1996, the closing sales price of the Common Stock was $18.50 per share.


                       -------------------------------

  PROSPECTIVE PURCHASERS OF COMMON STOCK SHOULD CONSIDER CAREFULLY THE MATTERS
                        SET FORTH UNDER "RISK FACTORS."


                       -------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY SATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                       -------------------------------

    The Selling Stockholders may offer the Shares offered hereby from time to time to purchasers directly or through agents, brokers or dealers. The Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The agents, brokers or dealers through whom sales are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any amounts received by them in exchange for their services in connection with such sales may be deemed to be underwriting commissions. See "Plan of Distribution."



                               October 11, 1996

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                             AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on the Nasdaq National Market. The foregoing materials can also be inspected at the National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

    The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares offered hereby, reference is made to the Registration Statement, copies of which may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

    In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission's web site address is (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference into this Prospectus:

    (a) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995.

    (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

    (c)      The Company's Current Report on Form 8-K dated April 22, 1996.

    (d)      The Company's Current Report on Form 8-K dated April 30, 1996.

    (e)      The Company's Current Report on Form 8-K dated May 16, 1996.

    (f) The Company's Current Report on Form 8-K dated July 30, 1996, as amended by Form 8-K/A dated July 30, 1996, and as further amended by Form 8-K/A (Amendment No. 2) dated July 30, 1996.

    (g)      The Company's Current Report on Form 8-K dated July 30, 1996.

    (h) The Company's Quarterly Report on Form 10-Q for quarter ended June 30, 1996.

    (i)      The Company's Current Report on Form 8-K dated September 27, 1996.

    (j) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission under the Exchange Act.

    All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to James C. Brown, Vice President - Finance, Patterson Energy, Inc., at the Company's principal executive offices located at 4510 Lamesa Highway, Snyder, Texas 79549. Telephone requests may be directed to Mr. Brown at (915) 573-1104.

                                  THE COMPANY

    The Company is engaged in onshore contract drilling for oil and natural gas, and, to a lesser extent in the exploration, development and production of oil and natural gas. The Company owns 40 drilling rigs, 39 of which are currently operable, and leasehold interests in approximately 48,000 gross (8,000 net) developed acres, 354 gross (38 net) productive wells, and 64,000 gross (13,000 net) undeveloped acres. The Company's operations are conducted in the Permian Basin in West Texas and Southeastern New Mexico, in South and Southeast Texas, primarily in the Austin Chock Trend, and in the Hardeman Basin in North Texas.


                           RECENT MERGER ACQUISITION

    On July 30, 1996, the Company acquired Tucker Drilling Company, Inc. ("Tucker") pursuant to a merger of Tucker into a wholly-owned subsidiary of the Company (the "Merger"). As a result of the Merger, Tucker became a wholly-owned subsidiary of the Company operating under the name "Patterson Drilling Company." A total of 1,577,514 shares of Common Stock of the Company were issued to the stockholders of Tucker pursuant to the Merger, and an additional 74,592 shares of Common Stock were reserved for issuance upon exercise of Tucker stock options outstanding on the date of the Merger. The Tucker stock options were assumed by the Company as a part of the Merger.

    Tucker was engaged in the onshore contract drilling for oil and natural gas and, to a lesser extent, in the exploration, development and production of oil and gas. At the time of the Merger, Tucker owned 13 drilling rigs and interests in developed and undeveloped oil and gas properties. Tucker's contract drilling operations were conducted in West and North Texas in the Permian and Hardeman Basins, and its oil and gas properties were located primarily in West Texas. Tucker's drilling rigs and oil and gas properties are included in the drilling rig and oil and gas property information set forth under "The Company," above.


                                  RISK FACTORS

    In addition to the other information contained in, or incorporated by reference into, this Prospectus, prospective purchasers in this offering should carefully consider the following factors relating to the Company and its businesses and the oil and gas industry when evaluating an investment in the shares offered hereby.


      VOLATILITY OF OIL AND NATURAL GAS PRICES. The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and natural gas, both with respect to its contract drilling operations and its oil and gas operations. In recent years, oil and gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Prices are affected by market supply and demand factors as well as actions of state and local agencies, the United States, and foreign governments and international cartels. All of these factors are beyond the control of the Company. Any significant or extended decline in oil and/or natural gas prices will have a material adverse effect on the Company's financial condition and operations and could impair access to sources of capital.

      MARKET CONDITIONS FOR CONTRACT DRILLING SERVICES. Except for occasional upturns, the market for onshore contract drilling services has been depressed since mid-1982, when crude oil and natural gas prices generally weakened. A particularly sharp decline in demand for contract drilling services occurred in 1986 because of the world-wide collapse in oil prices (to approximately $10.00 per barrel in April 1986 in the United States). Since this time, there have been substantially more rigs available than necessary to meet demand in most operating and geographic segments of the industry. As a result, profit margins for drilling contractors have been difficult to sustain. In addition to adverse effects that future declines in demand could have on the Company, ongoing movement or reactivation of onshore drilling rigs or new construction of rigs could adversely affect contract drilling rates and utilization levels, even in an environment of stronger oil and natural gas prices and increased drilling activity. The Company cannot predict either the future level of demand for its contract drilling services or future conditions in the contract drilling industry.

      MANAGEMENT OF GROWTH. The Company has experienced rapid growth since its IPO in November 1993, particularly in its contract drilling segment, and intends to further expand its drilling fleet through selected acquisition and/or mergers. Continued rapid growth can be expected to place a significant strain on the Company's management, operations, employees and resources. There can be no assurance that the Company will be able to manage growth effectively. If the Company is unable to do so, its business, results of operations or financial condition could be materially adversely affected.

      SHORTAGE OF DRILL PIPE IN THE CONTRACT DRILLING INDUSTRY. Currently there is a substantial shortage of drill pipe in the onshore contract drilling industry in the United States. This shortage has caused the price of drill pipe to increase significantly over the past 18 months and has required orders for drill pipe to be placed at least 150 to 180 days in advance of expected use. The price increase and the delay in delivery caused the Company to substantially increase capital expenditures in its contract drilling segment over the 27-month period ending approximately June 30, 1996, primarily with respect to new drill pipe purchases. To date, the Company has been unable to increase contract drilling rates to offset the increased capital costs. If the Company is unable to increase its contract drilling rates to offset these increased capital costs, the Company's contract drilling segment and its operations because of higher levels of depreciation, would be further adversely affected. In addition, should the shortage continue, the Company may be unable to obtain the drill pipe required for its contract drilling operations, and its oil and gas operations could be impaired because of the inability, or delays in the ability, to drill wells in which the Company has a leasehold interest.

      INDEBTEDNESS--CONSEQUENCE OF FAILURE TO SERVICE. All of the Company's drilling rigs and certain of its developed oil and gas properties are pledged as collateral for the Company's indebtedness for borrowed money. This indebtedness, totalling approximately $15,900,000 at June 30, 1996, is recourse indebtedness. The Company expects to continue to borrow money (if available) from time to time in the future for general corporate purposes, which may include acquisitions of drilling rigs and related equipment, and for oil and gas leasehold acquisition, exploration and development. Any such borrowings would also be recourse indebtedness, collateralized by assets of the Company. The Company's ability to repay its indebtedness could be materially adversely affected by a decline in general economic conditions in the oil and gas industry or by unsuccessful results in the Company's contract drilling or oil and gas activities. The inability of the Company to meet its debt obligations could result in foreclosure actions against the Company and loss of the collateralized assets and/or bankruptcy. In addition, two of the loan agreements relating to this indebtedness contains certain financial covenants, including maintenance of certain financial ratios. Failure to comply with these covenants could result in default, which in turn could cause the loan to be declared immediately due and payable.

      RELIANCE ON KEY PERSONNEL. The Company is highly dependent upon its executive officers and key employees. The unexpected loss of the services of any of these individuals, particularly Cloyce A. Talbott or A. Glenn Patterson, the Chief Executive Officer and the President of the Company, respectively, could have a detrimental effect on the Company. The Company has no employment agreements with any of its executive officers. The Company maintains for its benefit key man insurance on the lives of Messrs. Talbott and Patterson in the amount of $3,000,000 each.

      RISKS OF OIL AND GAS EXPLORATION, DEVELOPMENT AND PRODUCTION. The search for oil and gas often results in unprofitable efforts, not only from dry holes, but also from wells which, though productive, do not produce oil or gas in sufficient quantities to return a profit on the costs incurred. No assurance can be given that any oil or gas located by the Company in the future will be in commercial quantities (revenues in excess of lease operating expenses). In addition, the cost of drilling, completing and operating wells is often uncertain, and drilling may be delayed or cancelled as a result of many factors, including unacceptably low oil and gas prices, oil and gas property title problems, inclement weather conditions and financial instability of well operators and working interest owners. Furthermore, the availability of a ready market for the Company's oil and gas depends on numerous factors beyond its control including demand for and supply of oil and gas, general economic conditions, proximity of gas reserves to pipelines, weather conditions and government regulation.

      COMPETITION.   Both lines of business in which the Company engages are
highly competitive. The Company encounters intense competition in its contract drilling operations from other drilling contractors. Competition in contract drilling involves such factors as drilling rates, availability and condition of drilling rigs and equipment, reputation and customer relations. The Company faces strong competition from major oil companies, independent oil and gas companies and individual producers and operators in acquiring oil and gas leases for exploration and development. Many of the competitors in each of the Company's lines of business have substantially greater financial and other resources than the Company.

      OPERATING HAZARDS AND UNINSURED RISKS. Contract drilling and oil and gas exploration, development and production are subject to a number of risks and hazards which could cause serious injury or death to persons, suspension of drilling operations and serious damage to equipment or property of others and, in addition to environmental damage, could cause substantial damage to producing formations and surrounding areas. Damages to the environment could result from the Company's operations, particularly through oil spills, gas leaks, discharges of toxic gases or extensive uncontrolled fires. In addition, the Company could become subject to liability for reservoir damages. The occurrence of a significant event, including pollution or environmental damage, could materially affect the Company's operations and financial condition. Although the Company believes that it is adequately insured against normal and foreseeable risks in its operations in accordance with industry standards, such insurance may not be adequate to protect the Company against liability from all consequences of well disasters, extensive fire damage or damage to the environment. No assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. The Company currently has general liability coverage of $1,000,000 per occurrence with a $3,000,000 aggregate and excess liability and umbrella coverages of up to $20,000,000 per occurrence with a $20,000,000 aggregate. In addition, the Company's workers compensation insurance policy has a $100,000 deductible per occurrence, which, if there were multiple claims, could have a material adverse effect upon the Company's financial condition and operations. Furthermore, a portion of the Company's contract drilling is done on a turnkey basis, which involves substantial economic risks.

      ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION MATTERS. The Company's operations are subject to numerous domestic laws and regulations that relate directly or indirectly to the drilling of oil and gas wells, including, without limitation, laws and regulations controlling the discharge of materials into the environment, requiring removal and cleanup under certain circumstances or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have generally become more stringent in recent years, and may in certain circumstances impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. To date, the Company has not been required to expend significant resources in order to comply with applicable environmental laws and regulations nor has it incurred any fines or penalties for noncompliance. However, compliance costs under existing legal requirements and under any new requirements could become material, and the Company could incur liability in the future for noncompliance. Additional matters subject to governmental regulation include discharge permits for drilling operations, performance bonds, reports concerning operations, spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas.

      UNCERTAINTY OF OIL AND NATURAL GAS RESERVE ESTIMATES. Estimates of the Company's proved developed reserves and future net revenues are based on engineering reports prepared by an independent petroleum engineer. These estimates are based on several assumptions that the Commission requires oil and gas companies to use, including for example, constant oil and natural gas prices. Such estimates are inherently imprecise indications of future net revenues. Actual future production, revenues, taxes, production costs and development costs may vary substantially from those assumed in the estimates. Any significant variance could materially affect the estimates. In addition, the Company's reserves might be subject to upward or downward adjustment based on future production, results of future exploration and development, prevailing oil and natural gas prices and other factors.

      CONFLICTS OF INTEREST. Certain of the Company's directors and executive officers and their respective affiliates have participated and may continue to participate from time to time in oil and gas prospects and properties in which the Company has an interest. Conflicts of interest may arise between such persons and the Company as to the advisability of conducting drilling and recompletion activities on these properties. Of the 232 wells operated by the Company at June 30, 1996, the Company's directors, officers and/or their respective affiliates were working interest owners in approximately 100 wells.

      NO PAST DIVIDENDS. The Company has paid no cash dividends on the Common Stock in the past and does not intend to do so in the foreseeable future. The terms of an existing $4,000,000 bank line of credit prohibits the payment of dividends by the Company without the prior written consent of the bank.

      ANTI-TAKEOVER MEASURES. The Company, a Delaware corporation, is subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. The Company has also enacted certain anti-takeover measures. As a result of these provisions, potential acquirors of the Company may find it more difficult or be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above- market prices pursuant to such transactions.

      SUPERIOR RIGHTS OF PREFERRED STOCK. The Company has a class of authorized Preferred Stock. The Board of Directors, without stockholder approval, may issue shares of the Preferred Stock with rights and preferences adverse to the voting power or other rights of the holders of the Common Stock. No Preferred Stock has been issued.

                                USE OF PROCEEDS


      The Company will not receive any proceeds from the sale of the Shares.


                                DIVIDEND POLICY

      The Company has not paid cash dividends on the Common Stock in the past and does not expect to pay any cash dividends on the Common Stock in the foreseeable future. The Company instead intends to retain its earnings to support the operations and growth of its businesses. Any future cash dividends would depend on future earnings, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors. In addition, the terms of an existing $4,000,000 bank line of credit prohibits payment of dividends by the Company without the prior written consent of the bank.


                              SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the Selling Stockholders and the beneficial ownership of Common Stock by them before and after the offering being made hereby. Such information was provided to the Company by the Selling Stockholders for inclusion in this Prospectus. Additional information concerning the Selling Stockholders and the Shares is set forth in the notes to the table.

                                                                              Shares Being
                                                      Shares Owned              Offered               Shares Owned
                     Name                           Before Offering         in the Offering       After Offering(1)
                     ----                       -----------------------     ---------------     ----------------   ----
                                                 Number         Percent                           Number       Percent
                                                 ------         -------                           ------       -------
 Gregory Caputo(2) . . . . . . . . . . . . .           505(2)         (3)              505              -0-          -0-

 Stephen J. De Groat(2)  . . . . . . . . . .        10,574(2)         (3)            3,791            6,783             (3)

 George Eggers III(2)  . . . . . . . . . . .         1,011(2)         (3)            1,011              -0-          -0-

 Michael Golden(2) . . . . . . . . . . . . .         4,961(2)         (3)            4,961              -0-          -0-

 Alan P. Hans(2) . . . . . . . . . . . . . .           505(2)         (3)              505              -0-          -0-

 Lennox Securities, Inc.(2)  . . . . . . . .        15,038(2)         (3)           15,038              -0-          -0-

 Ben Lichtenberg(2)  . . . . . . . . . . . .         7,056(2)         (3)            7,056              -0-          -0-

 Nicholas F. Saunders(2) . . . . . . . . . .           505(2)         (3)              505              -0-          -0-

 Steven Schwartz(2)  . . . . . . . . . . . .         2,205(2)         (3)            2,205              -0-          -0-

 Perry E. Esping(4)  . . . . . . . . . . . .       172,500(4)     3.53              97,500           75,000         1.54

 Peter Hoffman(5)  . . . . . . . . . . . . .       100,000(5)     2.04             100,000              -0-          -0-

 Shimmerlik Corporate Communications,
   Inc.(5) . . . . . . . . . . . . . . . . .        35,000(5)         (3)           25,000           10,000             (3)


--------------

(1)   Assumes all Shares offered hereby are sold.

(2) These Shares were issued pursuant to the exercise of Redeemable Warrants underlying warrants initially issued to the underwriters of the Company's initial public offering ("IPO") in November 1993 (the "IPO Underwriters"). Such warrants, which contained certain registration rights, were transferred to the persons named in the table by the IPO

      Underwriters in April 1994. Each of such persons was an officer or otherwise affiliated with one of the two IPO Underwriters at the time of the IPO. These persons exercised the Redeemable Warrants in November 1995 and demanded registration of their Shares in July 1996. Pursuant to the exercise of the initial warrants, the Company is obligated to pay the fees and expenses incurred by it incident to the offering of these Shares. The terms of the registration rights of the IPO Underwriters prohibited joinder of any other shares of the Company in any registration demanded by the IPO Underwriters or their assignees. Waiver of this prohibition was granted by the persons named in the table for the Shares held by Perry E. Esping and the Shares underlying the options held by Peter Hoffman and Shimmerlik Corporate Communications, Inc. See Notes
      (4) and (5) below.

(3)   Represents less than 1% of the outstanding shares of Common Stock.

(4) Seller to the Company of three drilling rigs and related drilling equipment in May 1995 in consideration for 97,500 shares of Common Stock and warrants to purchase an additional 75,000 Shares of Common Stock. The 172,500 Shares stated in the table as owned by Mr. Esping includes the 75,000 Shares underlying the warrants. As a part of the transaction with Mr. Esping, the Company granted certain registration rights to him with regard to the 97,500 Shares and the 75,000 Shares underlying the warrants.

(5) During 1994 and 1995, the Company issued options covering a total of 125,000 Shares of Common Stock to the persons named in the table as partial compensation for public relation services rendered by them to the Company. The exercise price of the options range from $7.50 to $9.63 per share. All options are currently exercisable. The Shares stated as owned by Peter Hoffman ("Hoffman") and Shimmerlik Corporate Communications, Inc. ("Shimmerlik") represent the Shares underlying the options. The Shares stated as owned by Shimmerlik Corporate Communications, Inc. ("Shimmerlik") represent 25,000 Shares underlying the options and 10,000 Shares owned by an individual retirement account of the President and sole stockholder of Shimmerlik. The Shares stated as being offered in this offering by Shimmerlik represent the Shares underlying the options issued to Shimmerlik. None of the Shares stated as owned by Hoffman or Shimmerlik and being offered in this offering will be sold in this offering unless the related options are first exercised and the related exercise price is paid to the Company. Neither Hoffman nor Shimmerlik was granted any registration rights with respect to their options or the Shares underlying the options. The registration herein of the Shares underlying the options was voluntarily made by the Company.

                              PLAN OF DISTRIBUTION


      The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions) on the Nasdaq National Market or otherwise, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker dealers (which may include the IPO Underwriters), and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). Such brokers or dealers may be deemed to be "underwriters' within the meaning of the Securities Act in connection with such sales and any commissions received by them may be deemed to be underwriting compensation.

      In accordance with applicable rules and regulations promulgated under the Exchange Act, any person engaged in the distribution of any of the Shares may not simultaneously engage in market activities with respect to any of the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders may be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders.

      The Company and the Selling Stockholders have agreed to indemnify each other against certain liabilities, including liabilities, under the Securities Act.


                                 LEGAL MATTERS


      The validity of the Shares offered hereby will be passed upon for the Company by Baker & Hostetler, Denver, Colorado.


                                    EXPERTS


      The consolidated financial statements of the Company (i) as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, which are included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, and (ii) the supplemental consolidated financial statements of the Company as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, which are included in the Company's Current Report on Form 8-KA (Amendment No. 2) dated July 30, 1996, incorporated in this Prospectus by reference have been audited by Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

      The financial statements of Tucker, as of March 31, 1996 and 1995, and for each of the years in the three-year period ended March 31, 1996, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



      Capitalized terms used but not defined in Part II have the meanings ascribed to them in the Prospectus included as part of this Registration Statement.


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of Common Stock registered hereby, all of which expenses, except for the Commission registration fee and the NASD filing fee, are estimates:


                           DESCRIPTION                               AMOUNT
                           -----------                               ------
 Securities and Exchange Commission registration fee . . . . .  $    1,368.59

 Accounting fees and expenses  . . . . . . . . . . . . . . . .       4,700.00

 Legal fees and expenses . . . . . . . . . . . . . . . . . . .       9,200.00

 Blue Sky fees and expenses  . . . . . . . . . . . . . . . . .         300.00

 Miscellaneous expenses  . . . . . . . . . . . . . . . . . . .         500.00
                                                                -------------

 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   16,068.59
                                                                =============


                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Snyder, State of Texas on the 9th day of October, 1996.


                                       PATTERSON ENERGY, INC.


                                       By:     /s/ A. Glenn Patterson
                                          ------------------------------------
                                          A. Glenn Patterson, President


      Each of the undersigned officers and directors of Patterson Energy, Inc. hereby appoints Cloyce A. Talbott, as attorney and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this Registration Statement and any and all applications, instruments or documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable.


      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed as of October 9, 1996, by the following persons in the capacities indicated:



    /s/ Cloyde A. Talbott        Chairman of the Board, Director and Chief
 ----------------------------    Executive Officer
       Cloyce A. Talbott
  Principal Executive Officer

    /s/ A. Glenn Patterson       President, Chief Operating Officer and Director
 ----------------------------
     A. Glenn Patterson

     /s/ Robert C. Gist          Director
 ----------------------------
        Robert C. Gist

                                 Director
 ----------------------------
     Kenneth E. Davis

                                 Director
 ----------------------------
    Vincent A. Rossi, Jr.

      /s/ James C. Brown         Vice President--Finance, Secretary and
 ----------------------------    Treasurer and Chief Financial Officer
        James C. Brown
 (Principal Accounting Officer)





                                      II-2